November 10, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason Wynn

Re:	Constellation Energy Partners LLC

Registration Statement on Form S-1 (File No. 333-134995)

Ladies and Gentlemen:

As Representatives of the several underwriters of Constellation Energy Partners LLC’s proposed initial public offering of Common Units Representing Class B Limited Liability Company Interests, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement requesting effectiveness for 3:00 p.m., Washington, D.C. time, on November 14, 2006, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 7, 2006 through the date hereof:

Preliminary Prospectus dated November 7, 2006:

22,136 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
LEHMAN BROTHERS INC.
As Representatives the several Underwriters

BY:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Sean Dolan
Sean Dolan
Director

BY:	LEHMAN BROTHERS INC.

By:	/s/ Arlene Salmonson
Arlene Salmonson
Vice President